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                            BERGAMO ACQUISITION CORP.

                         2600 Michelson Drive, Suite 490

                                IRVINE, CA 92612



                                                                October 12, 2001

VIA EDGAR
---------

Richard K. Wulff, Chief
Office of Small Business Review
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C., 20549
Mail Stop 0304

                   Re:      Bergamo Acquisition Corp.
                            Form SB-2 filed June 28, 2001
                            SEC File No. 333-40312
                            -----------------------------

Dear Mr. Wulff:

         Pursuant to your letter of July 11, 2000, and Rule 477 of the Securities Act of 1933, as amended, Bergamo Acquisition Corp. hereby applies to the Commission for withdrawal of the above referenced Registration Statement.

         We have decided to withdraw due to the issues posed by the staff in your letter of July 11, 2000.

         Thank you for your attention and assistance during our efforts to complete our initial public offering and with our withdrawal request. Please call me at (949) 475-9600 ext. 201 with any questions concerning this matter.

                                                         Sincerely,


                                                         /s/ Danilo Cacciamatta


                                                         Danilo Cacciamatta
                                                         Chief Executive Officer